VIA EDGAR

August 7, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Staff Review of Pioneer Funds’ Financial Statements

Ladies and Gentlemen:

This letter is to respond to comments received by telephone on June 24, 2014 from Mr. Jason Fox of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements and other filings filed by certain open-end Pioneer funds (the “Funds”).

A. General Comment

1.	Comment:	The Staff asked that the Registrants provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrants’ response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

B. Filing History

1.	Comment:	The Staff requested that the Registrants explain in their response why the following amended filings were made. The Staff requested that, in the future, Registrants should include a cover sheet or explanatory paragraph detailing the reason for the amended filing. In addition, for amended filings with certification requirements, the Staff would expect those certifications to be updated to the amended filing date.

	Response:	The Registrants have provided explanations below for the amended filings. The Registrants confirm that in the future amended filings will include a paragraph explaining the reason for the amended filing. The Registrants also confirm that amended filings with certification requirements in the future will include updated certifications.

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust II	811-21460	N-SAR-B/A	1/29/14	1/30/14	The Registrant amended the Form N-SAR for the period ended November 30, 3013 to include an attachment relating to a merger in response to Item 77 that was inadvertently omitted from the initial filing. No other changes were made to the filing.

Pioneer Fund	811-01466	N-Q/A	11/26/13	11/26/13	The Registrant’s Form N-Q for the period ended September 30, 2013 was inadvertently submitted on the EDGAR system using form type N-Q/A rather than form type N-Q. The Registrant re-submitted the Form N-Q on the same day using form type N-Q to correct the error. No other changes were made to the filing.

C. Schedule of Investments

1.	Comment:	The Staff noted that in the Schedule of Investments of Pioneer Bond VCT Portfolio filed on Form N-CSR for the fiscal year ended December 31, 2013, the Registrant includes parentheses around the term “Perpetual” when such term is used in the body of the Schedule of Investments, but omits parentheses when such term is used in the footnotes to the Schedule of Investments. The Staff requested that the Registrant use parentheses consistently in the body of the Schedule of Investments and in the footnotes to the Schedule of Investments.

	Response:	The Registrant confirms that in future filings, it will seek to use parentheses consistently in the body of the Schedule of Investments and in the footnotes to the Schedule of Investments.

2.	Comment:	The Staff noted that in the Schedule of Investments of Pioneer Bond VCT Portfolio filed on Form N-CSR for the fiscal year ended December 31, 2013, the footnote for Rule 144A securities was listed twice. The Staff requested that the Registrants omit duplicate footnotes from the Schedule of Investments.

	Response:	The Registrant confirms that it will seek to omit duplicate footnotes from the Schedule of Investments in future filings.

Please contact me directly at 617-422-4468 if you require any further clarification.

Very truly yours,

/s/ Mark E. Bradley

Mark E. Bradley

Treasurer, Pioneer Funds

cc:	Michael Melnick
Christopher Frazier
Christopher Kelley
Thomas Reyes

Exhibit A

Pioneer Funds

60 State Street

Boston, Massachusetts 02110

August 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Staff Review of Pioneer Funds’ Financial Statements
Pioneer Fund (File No. 811-01466)
Pioneer Series Trust II (File No. 811-21460)
Pioneer Variable Contracts Trust (File No. 811-08786) (The “Registrants”)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of financial statements and other filings filed by open-end and closed-end Pioneer funds (the “Funds”), the Registrants acknowledge that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff:

(a)	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Bradley
Mark E. Bradley
Treasurer